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Besse Custom Creations

Custom apparel and goods

171 Marion Rd
Wareham, MA 02571
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $75,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Besse Custom Creations is seeking investment to expand and purchase additional equipment.
Generating RevenueFirst LocationOperating Pop-upsLease SecuredExpanding Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Besse Custom Creations is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Bronze Invest $1,000 or more to qualify. 20 of 20 remaining

Plaque customized to you as a thank you for your investment

Silver Invest $7,500 or more to qualify. 5 of 5 remaining

Customized crystal gift

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OUR STORY

Besse Custom Creations started in the basement of our home in 2021, because we were frustrated with the challenge of getting quality, customized products for our daughter's cheer team and son's football team.

We've built a B2B business that provides higher quality, domestic production at a price point that undercuts national operations.
We just launched our retail storefront, expanding our lines of business and driving local awareness and incremental sales.
Our founder has invested nearly $500,000 of personal capital to get the business off the ground and on a clear path to profitability, without outside capital.
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BUSINESS MODEL

Besse Custom Creations is a locally-run product-and-print shop with 3 distinct distribution channels, B2B, Retail, and Ecommerce. Our capabilities and regional presence enable efficient distribution with our full ownership of printing and manufacturing enabling us to keep unit costs down.

B2B: We work directly with corporations and non-profits on contractual bespoke print needs across a variety of products.
E-Commerce: Our online presence enables consumers and corporations to do direct ordering of prefabbed and custom products, from clothing to custom clocks.

Retail: We recently opened our retail storefront in Wareham, MA, capturing incremental revenue from foot traffic and driving local awareness.

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THE COMPETITION

Our business is in an opportunistic competitive environment regionally, with no direct competition in the southeastern Massachusetts area operating at our level of print capacity. Our investments in vertically integrated production enable competitive pricing at our scale.

There is no direct competition in our market for what we do.

Our technology is far superior to our less centralized competitors.

We have an opportunity to lock down this market and have a thriving business.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Ronald Besse

Founder

With over 15 years of direct management experience across big-box retail, Ronald has a demonstrated history of success driving strong P&L results. Ronald believes in the power and importance of fostering deep long-term relationships with business partners and corporate clients and providing a consistent, quality experience with every partnership.

We have an opportunity to lock down this market and have a thriving business

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $22,437

Inventory $20,000

Renovations $25,000

Computers $2,500

Mainvest Compensation $5,063

Total $75,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$600,000	$750,000	$832,500	$890,775	$935,314
Cost of Goods Sold	$150,000	$187,500	$208,125	$222,693	$233,827
Gross Profit	$450,000	$562,500	$624,375	$668,082	$701,487

EXPENSES

Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$2,400	$2,460	$2,521	$2,584	$2,648
Salaries	$125,000	$156,250	$173,437	$185,577	$194,855
Insurance	$3,000	$3,075	$3,151	$3,229	$3,309
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$10,600	$10,865	$11,136	$11,414	$11,699
Legal & Professional Fees	$5,000	$5,125	$5,253	$5,384	$5,518
Operating Profit	$280,000	$360,125	$403,662	$434,049	$456,967

This information is provided by Besse Custom Creations. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Investment Round Status

Target Raise $75,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends October 28th, 2022

Summary of Terms

Legal Business Name Besse Enterprises

Investment Structure Revenue Sharing Note

Early Investor Bonus
Investment multiple for the first $75,000 invested
1.8×
Investment Multiple 1.5×
Business's Revenue Share 2.5%-8.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2026
Financial Condition

The capital raised through Mainvest will make up the entirety of the Besse Custom Creations's fundraising. However, Besse Custom Creations may require additional funds from alternate sources at a later date.

Forecasted milestones

Besse Custom Creations forecasts the following milestones:

Secured lease in Wareham, Ma in April 2022.

Hire 6 staff by Sept 2022

Achieve 750,000 revenue per year by 2024.

Achieve $400,000 profit per year by 2026.

Financial liquidity

Besse Custom Creations has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Besse Custom Creations expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other outstanding debt or equity

As of July 1 2022, Besse Custom Creations has debt of $65,000 outstanding and a cash balance of $10,000. This debt is sourced primarily from private equity and will be senior to any investment raised on Mainvest. In addition to the Besse Custom Creations's outstanding debt and the debt raised on Mainvest, Besse Custom Creations may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Besse Custom Creations to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Besse Custom Creations operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Besse Custom Creations competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Besse Custom Creations's core business or the inability to compete successfully against the with other competitors could negatively affect Besse Custom Creations's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Besse Custom Creations's management or vote on and/or influence any managerial decisions regarding Besse Custom Creations. Furthermore, if the founders or other key personnel of Besse Custom Creations were to leave Besse Custom Creations or become unable to work, Besse Custom Creations (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Besse Custom Creations and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Besse Custom Creations is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Besse Custom Creations might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Besse Custom Creations is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Besse Custom Creations

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Besse Custom Creations's financial performance or ability to continue to operate. In the event Besse Custom Creations ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Besse Custom Creations nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Besse Custom Creations will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Besse Custom Creations is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Besse Custom Creations will carry some insurance, Besse Custom Creations may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Besse Custom Creations could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Besse Custom Creations's financial performance or ability to continue to operate.

Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Besse Custom Creations's management will coincide: you both want Besse Custom Creations to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Besse Custom Creations to act conservative to make sure they are best equipped to repay the Note obligations, while Besse Custom Creations might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Besse Custom Creations needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Besse Custom Creations or management), which is responsible for monitoring Besse Custom Creations's compliance with the law. Besse Custom Creations will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Besse Custom Creations is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Besse Custom Creations fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Besse Custom Creations, and the revenue of Besse Custom Creations can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Besse Custom Creations to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Besse Custom Creations. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Besse Custom Creations isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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